Northern Edge Capital Advisors, LLC

STATEMENT OF FINANCIAL CONDITION

as of

December 31, 2022

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Northern Edge Capital Advisors, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Northern Edge Capital Advisors, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Northern Edge Capital Advisors, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Northern Edge Capital Advisors, LLC's management. My responsibility is to express an opinion on Northern Edge Capital Advisors, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Northern Edge Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Northern Edge Capital Advisors, LLC's auditor since 2022.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 1, 2023

NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

Assets

Current
  Cash $ 1,323,239
  Accounts receivable 652,290
  Due from related parties 524,005

  Total assets $ 2,499,534

Liabilities and Member's Equity

Liabilities
  Accounts payable and accrued expenses $ 4,158

  Total liabilities 4,158

Commitments and Contingencies (Note 7)

Member's Equity 2,495,376

  Total liabilities and member's equity $ 2,499,534

The accompanying notes are an integral
part of these financial statements.

NORTHERN EDGE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

1. Description of Organization

Northern Edge Capital Advisors, LLC ("Northern Edge" or the "Company"), formerly BCMS Capital Advisors, LLC is a New York single member limited liability Company that was formed on August 14, 2009. Northern Edge is a wholly-owned subsidiary of Northern Edge Advisors LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) unless otherwise disclosed.

Revenue Recognition

The Company applies provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC) Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when uncertainty associated with the variable consideration is resolved.

The Company provides advisory services on mergers and acquisitions ("M&A"). Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company's advisory fees consist of success fees and deferred success fees. Success fees consist of contractually agreed upon percentage of consideration transferred between M&A transactions facilitated by the company. These success fees cannot be less than a contractually agreed upon amount, which varies among contracts. Deferred success fees are generally structured as a percentage of seller's notes, earn out fees, or cash held in escrow

NORTHEN EDGE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnities. There were no advisory services fees recognized over time for the year ended December 31, 2022.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company's service advisory fees are recorded at a point in time and there were no recorded contract liabilities for the year ended December 31, 2022. Contract assets (if any) are recognized as receivables from customers on the accompanying statement of financial condition. The Company recorded no contract assets for the year ended December 31, 2021 and $652,290 as of December 31, 2022.

Income Taxes

The Company is a disregarded entity for federal, state and local tax purposes and income taxes are calculated as if the Company filed a separate tax return.

In accordance with US GAAP, the Company applied the standard related to accounting for uncertainty in income taxes and the related disclosures in 2022. The Company has assessed its income tax positions and has recorded no tax liability based upon management's evaluation of the facts, circumstances, and information available at the reporting date. No uncertainties exist that will materially affect management's evaluation at December 31, 2022.

The tax years of 2019, 2020 and 2021 remain subject to examination by federal, state, and local taxing authorities.

Accounts Receivable and Allowance for Doubtful Accounts

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance of doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions and evaluates credit risks associated with its customers on a continuous basis. Accordingly, no allowance for uncollectible accounts receivable is required at December 31, 2022. Accounts receivable are not collateralized.

NORTHERN EDGE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Exemptive Provisions

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073 as Non-Covered Company. The Company does not receive, hold or handle customer funds or securities and is not required to include Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements.

3. Concentration of Credit Risk

The Company transacts business with customers and discloses any concentration in revenue from those customers. The Company recognized revenue from transactions with sixteen non-recurring customers during the year ended December 31, 2022.

The Company is a member of the Securities Investor Protection Corporation which provides insurance coverage to investors.

The Company maintains its cash balance at two financial institutions located in the New York metropolitan area which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2022, uninsured balance at the financial institutions is $1,037,455. No losses have been incurred to date.

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $1,319,081 as of December 31, 2022. The SEC required net capital was $5,000 and excess net capital was $1,314,081 as of December 31, 2022.

6. Related Party Transactions

The Company is a wholly-owned subsidiary of Northern Edge Advisors LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company, including guaranteed payments to the Company's president, and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. There was $124,634 advanced in excess of allocated expenses to the Parent as of December 31, 2022.

The Company maintains a related party relationship with Northern Edge Advisors NA, Ltd, an entity in which the Company's president has a significant ownership share. The Company is charged certain expenses related to the facilitation of securities transactions by the Company in which Northern Edge Advisors NA, Ltd provides services.

The Company and the affiliates are under common control and the existence of that control creates operating results and a financial position that maybe significantly different than if the companies were unaffiliated.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date between the buyer and seller. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels.

The Company is indemnified against certain fraudulent acts committed by employee or third parties under a Fidelity Bond Agreement jointly held by the Company and its Parent.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

8. Subsequent Events

The Company has evaluated subsequent events through February 1, 2023, the date on which the financial statements were available to be issued and determined there were no events that require to be measured or disclosed in the financial statements.